O’Neill Law Group PLLC	435 Martin Street, Suite 1010
Blaine, WA 98230

Stephen F.X. O’Neill*	Telephone: 360-332-3300
Christian I. Cu**	Facsimile: 360-332-2291
Conrad Y. Nest*	E-mail: cic@stockslaw.com

File #4409

April 14, 2006

VIA EDGAR & FEDEX

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
One Station Place
701 First Street, NE
Washington, DC 20249

Attention: Hugh Fuller

Dear Sirs:

RE:	EAGLE RIDGE VENTURES INC. (the “Company”)
	-	Registration Statement on Form SB-2 Filed February 21, 2006
	-	File Number 333-131972

We write on behalf of Eagle Ridge Ventures Inc. in response to your comment letter dated March 17, 2006 regarding the above-referenced Form SB-2 filing (the “Comment Letter”). On behalf of the Company, we have filed with the United States Securities and Exchange Commission (the “SEC”) via the EDGAR system, an amended Registration Statement on Form SB-2/A (as revised, the "Amended Form SB-2"). We enclose with this letter a copy of the Amended Form SB-2, along with a redlined copy reflecting the changes from the previous filing.

In addition to the Amended Form SB-2, we also provide below our responses to the comments made in the Comment Letter. Our responses herein are based on the factual information provided to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined, have the same meanings given such terms in the Amended Form SB-2.

PROSPECTUS COVER PAGE

1.

THE COVER PAGE STATES THAT THE INITIAL OFFERING PRICE WILL BE A FIXED $.03 PER SHARE, AN AMOUNT THAT IS INCONSISTENT WITH THE STATEMENTS ON PAGES 7 AND 10 THAT THE PRICE WILL BE $.03 PER SHARE UNTIL SUCH TIME AS THE SHARES ARE TRADED ON THE OTCBB, AND THEN AT THE MARKET PRICE PREVAILING ON THE OTCBB AT THE TIME OF SALE. PLEASE REVISE TO ELIMINATE THE INCONSISTENCY. IN YOUR RESPONSE LETTER, TELL US HOW AND WHY EAGLE RIDGE “SET” THE OFFERING PRICE AND DESCRIBE ITS INVOLVEMENT IN THE PRICING PROCESS FOR THE SECURITIES BEING OFFERED. IN A SECONDARY OFFERING, WE WOULD CUSTOMARILY EXPECT THAT THE SELLERS OF THE SECURITIES WOULD ESTABLISH THE OFFERING PRICE. PLEASE GIVE APPROPRIATE CONSIDERATION TO EAGLE RIDGE’S PARTICIPATION IN THE PROCESS OF ESTABLISHING THE OFFERING PRICE IN PREPARING PROSPECTUS DISCLOSURE THAT IS RESPONSIVE TO ITEM 505 OF REGULATION S-B.

The cover page has been revised by deleting the following sentence: “Eagle Ridge has set an offering price for these securities of $0.03 per share of its common stock offered through this prospectus.”

VANCOUVER OFFICE:	O’Neill Law Corporation
Suite 1880, 1055 West Georgia Street, Box 11122, Vancouver, British Columbia, Canada V6E 3P3
Tel: (604) 687-5792 / Fax: (604) 687-6650
*Washington and British Columbia Bars; ** Nevada, Washington and British Columbia Bars

O’Neill Law Group PLLC	2

United States Securities and Exchange Commission
Attention: Hugh Fuller

The offering price of $0.03 per share was determined by the Company based upon its assessment of what the market would support and upon their own internal assessment as to the fair value of the securities being offered. In determining this price, the Company took into consideration the price at which shares were sold by it in previous offerings and the current state of the Company’s business as compared to the state of the Company’s business at the time the previous offerings of it shares were made. As disclosed by the Company on page 7, the offering price determined by the Company is not related to the value of its assets, earnings, book value or any other objective criteria for determining value.

With respect to the Company fixing an offering price of $0.03 per share, in previous comments we have received from the SEC on other filings, we have been instructed to have the issuers fix an offering price at which the shares may be sold prior to the shares commencing to trade on the OTC Bulletin Board. As such, we have generally instructed our clients to do so. Please inform us if the SEC is no longer taking the position that issuers are required to fix an offering price.

2.

IN THE CONTEXT OF A SECONDARY OFFERING OF SHARES IN WHICH THE OFFERED SHARES MAY NOT BE SOLD, IT DOES NOT APPEAR APPROPRIATE TO PROVIDE THE TABLE THAT DISPLAYS THE MAXIMUM AGGREGATE PROCEEDS THAT INVESTORS MIGHT RECEIVE. WE NOTE THAT THIS TABLE REFERS TO THE PROCEEDS IN A MANNER THAT SUGGESTS THE PROCEEDS WILL BE RECEIVED. ADDITIONALLY, THE TABULAR TEXT THAT COMMISSIONS ARE “NOT APPLICABLE” IS INCONSISTENT WITH THE DISCLOSURE ON PAGE 10 INDICATING THAT BROKERS AND DEALERS MAY PARTICIPATE IN THE RESALES AND MAY RECEIVE COMMISSIONS. PLEASE REVISE TO INDICATE THAT THE SELLING SHAREHOLDERS ARE OFFERING THEIR SHARES FROM TIME TO TIME AND THAT THE NUMBER OF SHARES SOLD WILL VARY DEPENDING UPON FUTURE DECISIONS BY THE SELLING SHAREHOLDERS.

In response to this comment, the Company has deleted the table in question and added the following disclosure to the Prospectus Cover Page:

“The shares of Eagle Ridge common stock being offered through this prospectus will be offered by the selling security holders from time to time for a period ending no later than nine months after the date the accompanying registration statement has been declared effective by the SEC, and the actual number of shares sold will vary depending upon the future decisions of the selling security holders.”

INSIDE COVER PAGE

3.

PROVIDE INFORMATION RESPONSIVE TO PARAGRAPH (B) OF ITEM 502 OF REGULATION S-B. ADDITIONALLY, CONDENSE ENTRIES IN THE TABLE OF CONTENTS SO THAT THE TABLE OF CONTENTS AND THE DEALER DELIVERY LEGEND WILL APPEAR ON A SINGLE PAGE.

We have revised the Table of Contents such that it now appears on a single page along with the Dealer Prospectus Delivery Obligation legend.

PROSPECTUS SUMMARY

4.

THE SPECIALIZED VOCABULARY YOU PROVIDE IN THE INITIAL PARAGRAPH OF THIS SECTION DOES NOT APPEAR TO BE NECESSARY OR APPROPRIATE. THE USE OF DEFINED TERMS IMPAIRS THE ACCESSIBILITY OF THE TEXT TO INVESTORS AND SHOULD BE AVOIDED.

The Company has deleted that part of the paragraph in question which sets out the defined terms used in the prospectus.

O’Neill Law Group PLLC	3

United States Securities and Exchange Commission
Attention: Hugh Fuller

RISK FACTORS, PAGE 5

5.

WE NOTE THAT TWO CUSTOMERS WERE RESPONSIBLE FOR 92% OF YOUR REVENUES IN THE MOST RECENT AUDITED FINANCIAL STATEMENT PERIOD. PROVIDE AN APPROPRIATE RISK FACTOR ALERTING POTENTIAL INVESTORS OF THE EXTENT TO WHICH YOUR HISTORICAL REVENUE STREAM RELIES UPON A VERY SMALL NUMBER OF CUSTOMERS, AS WELL AS THE UNCERTAINTY AS TO WHETHER REVENUES FROM THOSE PRINCIPAL CUSTOMERS WILL BE RECEIVED IN THE FUTURE.

The Company has revised the disclosure in the Amended Form SB-2 to include a risk factor at page 5 disclosing that 92% of the Company’s revenues are derived from two customers, and that the loss of either of those customers would negatively impact the Company’s business.

6.

PLEASE EXPAND THE PARAGRAPH CONCERNING THE RISKS OF RELYING UPON MR. MCADAM AS THE SOLE MEMBER OF SENIOR MANAGEMENT TO EXPRESSLY INDICATE THAT HE IS THE SOLE DIRECTOR. EXPLAIN HOW RELIANCE UPON A SOLE DIRECTOR MAY BE DISADVANTAGEOUS TO INVESTORS.

The Company has revised the paragraph in question to expressly indicate that Mr. McAdam is the sole director of the Company and that, as the majority stockholder and sole director, Mr. McAdam is able to control the management of the Company and has the ability to approve fundamental corporate changes, set executive compensation and approve corporate transactions.

7.

IT APPEARS THAT EAGLE RIDGE’S COMMON STOCK WILL BE A “PENNY STOCK” WITHIN THE MEANING OF RULE 3A51-1. PROVIDE AN APPROPRIATE RISK FACTOR THAT ALERTS INVESTORS TO THE POTENTIAL RISKS ASSOCIATED WITH INVESTMENTS IN PENNY STOCK. IN PREPARING YOUR RESPONSE TO THIS COMMENT, PLEASE REFER TO RULES 15G-2 TO 15G-9, THE POTENTIAL EFFECTS OF WHICH SHOULD BE CONCISELY SUMMARIZED IN THE RISK FACTOR. THE RISK FACTOR SHOULD BE LESS EXTENSIVE THAN THE INFORMATION PROVIDED ON PAGE 21.

The Company has revised the disclosure in the Amended Form SB-2 to include a risk factor at page 6 discussing the potential risks associated with Company’s common stock being classified as a “penny stock.”

SELLING SECURITY HOLDERS, PAGE 7

8.

PLEASE CONFIRM, IF TRUE, THAT THERE ARE NO REGISTERED BROKER-DEALERS AMONG THE SELLING SHAREHOLDERS. PLEASE ALSO DISCLOSE WHETHER THERE ARE ANY AFFILIATES OF REGISTERED BROKER- DEALERS AMONG THE SELLING SHAREHOLDERS AND, IF SO, WHETHER THEIR SHARES WERE ACQUIRED IN THE ORDINARY COURSE OF BUSINESS AND WHETHER THERE WERE ANY AGREEMENTS, DIRECTLY OR INDIRECTLY WITH ANY PERSON, TO DISTRIBUTE THE SHARES AT THE TIME THEY WERE ACQUIRED.

In response to this comment, the Company has informed us that, to their knowledge, none of the selling security holders is a registered broker-dealer or an affiliate of a registered broker-dealer.

DESCRIPTION OF SECURITIES, PAGE 13
NEVADA ANTI-TAKEOVER LAWS, PAGE 14

9.

TELL US THE BASIS ON WHICH YOU CONCLUDED THAT THE ANTI-TAKEOVER PROVISIONS DISCUSSED ON PAGE 14 “ARE NOT LIKELY TO APPLY TO [YOU] IN THE FORESEEABLE FUTURE”. IN THIS RESPECT, ONCE EFFECTIVE, THE REGISTRATION STATEMENT WOULD ALLOW THE SELLING SHAREHOLDERS TO DISTRIBUTE THEIR SECURITIES. ON WHAT BASIS DO YOU CONCLUDE THAT THE NUMBER OF NEVADA SHAREHOLDERS WILL REMAIN LESS THAN 200, ONCE THE RESALE SHARES ARE FREELY TRADABLE? IN YOUR RESPONSE

O’Neill Law Group PLLC	4

United States Securities and Exchange Commission
Attention: Hugh Fuller

LETTER, TELL US WHETHER THERE ARE OTHER PROVISIONS OF NEVADA LAW WITH A MATERIAL ANTI- TAKEOVER EFFECT.

As disclosed on page 14 of the Amended Form SB-2, Sections 78.378 to 78.3793 of the Nevada Revised Statutes apply only if the corporation in question has at least 200 stockholders of record, has at least 100 stockholders of record with an address listed in the registers of the corporation as being in the State of Nevada, and the corporation does business in the State of Nevada.

The Company has disclosed that it does not intend to conduct business in the State of Nevada for the foreseeable future. As such, the anti-takeover provisions of the Nevada Revised Statutes are unlikely to apply to the Company in the foreseeable future.

The Company is not aware of any other Nevada laws that will have a material anti-takeover effect.

DESCRIPTION OF BUSINESS
IN GENERAL, PAGE 15

10.

YOUR DISCUSSION OF FRESHLY PRESSED’S BUSINESS DISCLOSES HOW THE COMPANY ACQUIRES THE RECLAIMED TEXTILES AND HOW IT SELLS THEM, BUT THERE IS NO DISCUSSION OF HOW THEY ARE HANDLED BETWEEN PURCHASE AND SALE. DOES FRESHLY PRESSED STORE THESE GOODS? IF SO, WHAT ARE THE EFFECTS ON YOUR OPERATIONS? WHAT OTHER FUNCTIONS ARE DISCHARGED, SUCH AS SORTING OF RECLAIMED TEXTILES? ARE CONTRACTORS ENGAGED FOR THE PERFORMANCE OF THESE AND OTHER BUSINESS FUNCTIONS? IF NOT, HOW ARE THE BUSINESS FUNCTIONS OF THE COMPANY PERFORMED? YOU INDICATE THAT YOU HAVE NO EMPLOYEES, YET YOU GENERATE REVENUES FROM YOUR BUSINESS ACTIVITIES. CLARIFY THE MANNER IN WHICH THIS TAKES PLACE.

The Company has informed us that Freshly Pressed generates revenues from the sale to its customers of reclaimed textiles purchased from its suppliers. Freshly Pressed does not maintain an inventory of goods purchased, as it does not purchase supplies of reclaimed textiles until a purchaser has been arranged. Purchasers are responsible for sorting the goods themselves and pay all costs associated with shipping the goods from the supplier’s location to their ultimate destination. Freshly Pressed will sometimes assist in arranging the logistics of shipping the goods from the supplier’s location to a local port facility. Any costs incurred by Freshly Pressed in assisting with local shipping are charged back to the purchaser.

All of Freshly Pressed’s business activities are carried out individually by Mr. McAdam.

The Company has revised the disclosure on pages 15 through 17 of the Amended Form SB-2 in order to clarify these matters.

SALES OF RECLAIMED TEXTILES, PAGE 16

11.

NOTE 7 TO THE FINANCIAL STATEMENTS DISCLOSES THAT THERE ARE TWO CUSTOMERS WHO ACCOUNTED FOR 92% OF EAGLE RIDGE’S REVENUES. PLEASE EXPAND TO DISCLOSE THE GEOGRAPHIC LOCATION OF THESE CUSTOMERS AND DISCUSS THE TERMS OF ANY AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS BETWEEN EAGLE RIDGE AND EACH OF THE PRINCIPAL CUSTOMERS. DISCUSS WHETHER THE LOSS OF EITHER WOULD HAVE A MATERIAL, NEGATIVE EFFECT UPON EAGLE RIDGE’S BUSINESS. IF YOU DO NOT BELIEVE THAT SUCH A NEGATIVE EFFECT WOULD BE EXPERIENCED, DISCLOSE THE BASIS FOR THAT BELIEF.

The Company has revised the disclosure under the section entitled “Customers for Reclaimed Textiles” on page 16 of the Amended Form SB-2 to include the disclosure that 92% of its revenues are generated by two customers and the geographic location of those customers. The Company has disclosed that

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United States Securities and Exchange Commission
Attention: Hugh Fuller

the loss of either of these customers would have a severe detrimental effect on the Company’s business. Theses customers are not related to, or affiliated with, the Company.

SUPPLY OF RECLAIMED TEXTILES, PAGE 16

12.	PLEASE SUPPLEMENTALLY CONFIRM, IF TRUE, THAT NO ONE SOURCE SUPPLIES MORE THAN 10% OF FRESHLY PRESSED’S RECLAIMED TEXTILES.

The Company has revised the disclosure under the section entitled “Suppliers for Reclaimed Textiles” on page 16 of the Amended Form SB-2 to disclose the approximate percentage of Freshly Pressed’s supplies sourced by the individual suppliers. In addition, the Company has added a risk factor on page 5 in order to disclose that the loss of any of these suppliers would have a negative effect on the Company’s business.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, PAGE 20

13.	PLEASE DISCLOSE HOW THE VALUE OF THE OUTSTANDING STOCK OF FRESHLY PRESSED WAS DETERMINED TO BE $7500 CANADIAN.

The Company has informed us that the purchase price for the outstanding stock of Freshly Pressed was determined by reference to the approximate net asset value of Freshly Pressed as of the effective date of the acquisition agreement. A statement to this effect has been included in the disclosure on page 20 of the Amended Form SB-2.

14.	PLEASE ALSO DISCLOSE HOW THE PRICE OF THE 6,000,000 SHARES OF EAGLE RIDGE COMMON STOCK SOLD TO MR. GREG MCADAM FOR $0.001 PER SHARE ON FEBRUARY 4, 2005 WAS DETERMINED.

The Company has informed us that the $6,000 paid by Mr. McAdam for the 6,000,000 shares of the Company’s common stock was the initial investment in the Company. These 6,000,000 shares were the first shares issued by the Company after its incorporation and were sold at par value as the Company had not commenced operations prior to that point.

15.

PLEASE ALSO ADDRESS THE BUSINESS REASON(S) FOR ENTERING INTO THE MANAGEMENT SERVICES AGREEMENT BETWEEN GREG MCADAM AND FRESHLY PRESSED. PROVIDE A MATERIALLY COMPLETE DESCRIPTION OF THE RIGHTS AND OBLIGATIONS OF THE RELATED PARTIES UNDER THE AGREEMENT. EXPLAIN HOW THE MONTHLY PAYMENT WAS SET AND DISCLOSE EAGLE RIDGE’S VIEWS CONCERNING HOW THE TERMS OF THE MANAGEMENT AGREEMENT COMPARE TO THE TERMS OF AN ALTERNATIVE ARRANGEMENT THAT MIGHT HAVE BEEN OBTAINED FROM A NON-AFFILIATED ENTITY.

The Company has informed us that the Management Services Agreement between Freshly Pressed and Mr. McAdam was entered into in order to formalize the compensation arrangement between Mr. McAdam and Freshly Pressed. In determining the amount of the management fee, the Company took into consideration the amount that would have to be paid to a non-affiliated person for the same services provided by Mr. McAdam, the value to the Company and Freshly Pressed of the services provided by Mr. McAdam, and the Company’s current lack of profitability. The Company believes that the management fees being paid to Mr. McAdam are appropriate based on the time spent by Mr. McAdam in managing the business of Freshly Pressed and its current financial position.

The disclosure on page 21 of the Amended Form SB-2 has been revised to include the requested disclosure.

O’Neill Law Group PLLC	6

United States Securities and Exchange Commission
Attention: Hugh Fuller

FINANCIAL STATEMENTS FOR THE PERIOD ENDED AUGUST 31, 2005

NOTES TO THE FINANCIAL STATEMENTS

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION AND ACCOUNTS RECEIVABLE, PAGE F-8

16.

YOU DO NOT REPORT ANY INVENTORY AS OF ANY BALANCE SHEET DATED INCLUDED IN YOUR FILING. AS A RESULT, IT IS UNCLEAR WHETHER YOU TAKE POSSESSION OR TITLE TO THE TEXTILES WHICH ARE RE-SOLD TO THIRD PARITIES. DESCRIBE FOR US, IN REASONABLE DETAIL, YOUR REVENUE GENERATING PROCESS, INCLUDING THE SPECIFIC PROCESSES THROUGH WHICH YOU ACQUIRE, HANDLE, SELL AND SHIP TEXTILES. AS PART OF YOUR RESPONSE, EXPLAIN HOW YOU HAVE EVALUATED THE CRITERIA OF EITF 99-19.

As discussed in our response to your comment no. 10 above, Freshly Pressed earns revenues from the sale of reclaimed textiles to its customers. Generally, a customer will contact Freshly Pressed to place an order for a load of reclaimed textiles. Freshly Pressed then contacts its network of suppliers for a load suitable to fulfill that order, obtaining a price quote per pound (the “Supply Price”) and the quality characteristics of the supply load. Freshly Pressed then contacts the customer who placed the order and quotes a firm price per pound (the “Sale Price”). The Sale Price is set by Freshly Pressed at its discretion. Shipping is arranged with a local transport company to pick up the customer’s shipping container at a local port facility and transport it to the location of Freshly Pressed’s supplier. Once the order has been loaded into the customer’s container, it is returned to the port facility where it is weighed. The weight of the container is then reported to Freshly Pressed. Freshly Pressed then pays the aggregate Supply Price to the supplier and invoices the customer for the aggregate Sale Price. Sometimes Freshly Pressed will arrange transport of the customer’s shipping container from the port facility to the supplier and back. In these cases, Freshly Pressed will pay the freight costs and will then invoice the customer for that amount. The spread between the Supply Price and the Sale Price determines the gross profits earned by Freshly Pressed.

The Company has informed us that it has evaluated the revenue recognition criteria set out in EITF 99-19 as follows:

Indicators of Gross Revenue Reporting

(a)

Is the Company the primary obligor in the arrangement? Yes. Freshly Pressed is the primary obligor in the sales transaction as it is responsible for providing the product desired by the customer. Freshly Pressed is responsible for fulfilling the sales transaction and the acceptability of the product. If the customer is dissatisfied with the load quality, Freshly Pressed may give the customer a discount on the Sale Price (ie. do a price adjustment) and Freshly Pressed’s profit on that particular transaction will be reduced. A price adjustment on the Sale Price by Freshly Pressed does not affect the Supply Price paid by Freshly Pressed.

(b)	Does the Company have general inventory risk? No. Freshly Pressed does not take possession of or title to the goods during the sale process.

(c)	Does the Company have latitude in establishing price? Yes. Freshly Pressed determines the sale price per pound, not the supplier.

(d)	Does the Company change the product or perform part of the service? Yes. Freshly Pressed performs the service of sourcing the reclaimed textiles to form the customer’s

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United States Securities and Exchange Commission
Attention: Hugh Fuller

order and sometimes arranges ground transportation of the clothing between the supplier’s location and the customer’s port facility.

(e)

Does the Company have discretion in selecting suppliers? Yes. Freshly Pressed uses several suppliers to fulfill orders placed by its customers. Its customers do not select which supplier an order is fulfilled from.

(f)

Is the Company involved in the determination of product or service specifications? Yes. Freshly Pressed is responsible for determining if the load of reclaimed textiles obtained from its suppliers matches the quality requirements of the order placed by its customers.

(g)

Does the Company have physical loss inventory risk? No. Title to the load changes from the supplier to the customer when the customer’s container is loaded at the location of Freshly Pressed’s supplier. Freshly Pressed does not take title to the products.

(h)

Does the Company have credit risk? Yes. Freshly Pressed invoices its customers and is responsible for the collection of its invoices. Freshly Pressed is obligated to pay its supplier regardless of whether it collects the full Sale Price from the customer.

Indicators of Net Revenue Reporting

(a)

Is the supplier (not the Company) the primary obligor in the arrangement? No. As discussed above, Freshly Pressed is the primary obligor as it is responsible for ensuring that a particular batch of reclaimed textiles meets the customer’s requirements.

(b)	Is the amount the Company earns fixed? No. Freshly Pressed determines the Sale Price at its own discretion, not based on any fixed dollar amount or percentage amount above the Supply Price.

(c)

Does the supplier (and not the Company) have credit risk? Yes. The supplier invoices Freshly Pressed for the aggregate Supply Price and is responsible for collecting the invoiced amount from Freshly Pressed.

Based on the above criteria, the Company has determined that it should report revenue based on the gross amount billed to its customers.

17.	YOU MENTION “NET” REVENUES WITHIN THE ACCOUNTING POLICY BUT DO NOT IDENTIFY “NET” REVENUES ON THE FACE OF THE STATEMENT OF OPERATIONS. PLEASE ADDRESS THIS INCONSISTENCY.

The Company has informed us that the significant accounting policy referred to should read “revenue” and not “net revenue” and that the accounting policy has been revised accordingly.

NOTE 6 BUSINESS COMBINATION, PAGE F-10

18.

WE NOTE THE DISCLOSURE INDICATING THAT YOUR CONTROLLING SHAREHOLDER WAS ALSO THE CONTROLLING SHAREHOLDER OF FRESHLY PRESSED AT THE TIME OF THE ACQUISITION. IN VIEW OF THIS, EXPLAIN WHY YOU HAVE REPORTED THIS TRANSACTION AS A BUSINESS COMBINATION. SEE SFAS 141, PAR. 11.

The Company has informed us that Note 6 to the August 31, 2005 consolidated financial statements has been revised to remove the words “Business Combination” and replace it with “Acquisition of Freshly

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United States Securities and Exchange Commission
Attention: Hugh Fuller

Pressed Enterprises Inc.” As previously stated in the note, the acquisition was accounted for using the purchase method, which is consistent with SFAS 141.

FINANCIAL STATEMENTS FOR THE INTERIM PERIOD ENDED NOVEMBER 30, 2005, PAGES F-12 TO F-16

NOTES TO THE FINANCIAL STATEMENTS

GENERAL

19.	PROVIDE AN ACCOUNTING FOOTNOTE WHICH DETAILS THE COMPONENTS OF THE ACCOUNTS PAYABLE AND ACCRUED LIABILITIES LINE ITEM DISCLOSED ON THE FACE OF THE STATEMENT OF OPERATIONS [SIC].

Note 6 has been added to the November 30, 2005 consolidated financial statements to disclose the components of accounts payable and accrued liabilities at November 30, 2005 and August 31, 2005.

PART II

ITEM 28. UNDERTAKINGS, PAGE 29

20.	ITEM 512(A) OF REGULATION S-K WAS RECENTLY AMENDED IN RELEASE NO. 33-8591. PLEASE REVISE YOUR UNDERTAKINGS AS APPROPRIATE.

We believe that the undertakings as provided comply with the revised Item 512(a) of Regulation S-B. The undertaking set out in Item 512(a)(4) was not included as the offering is not a “primary offering” by the Company of its securities. The securities being offered pursuant to the Company’s Registration Statement are being offered by existing security holders and, as such, is a secondary offering of securities. As such, the undertaking in Item 512(a)(4) is inapplicable and we believe that it should not be included in the Company’s Registration Statement.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

“Christian I. Cu”

CHRISTIAN I. CU

CIC/dml

Enclosures

cc:	Eagle Ridge Ventures, Inc.
Attn: Greg McAdam, President, Secretary and Treasurer